

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2011

<u>Via E-mail</u>
Ms. Jaclyn Cruz
Chief Executive Officer and President
Organa Gardens International Inc.
35 South Ocean Avenue
Patchogue, NY 11772

> **Re: Organa Gardens International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 0-13577**

Dear Ms. Cruz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Sales of Securities, page 11

1.   We note your statements on pages 11 and 12 of your filing regarding shares that were issued to satisfy debts to related parties. Please advise whether such shares were issued pursuant to a registration statement on Form S-8, or if not, how such shares were registered or otherwise exempt from registration. If such shares were registered on Form S-8, please advise how the registration of such shares on Form S-8 is consistent with the Form's requirement that the shares registered on that Form be offered to "employees" (as defined in Form S-8) pursuant to an "employee benefit plan" (as defined in Rule 405 under the Securities Act of 1933, as amended).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief